

Mail Stop 4631

March 5, 2010

By U.S. Mail and Facsimile

Ms. Maggie Zhang
Acting Chief Financial Officer
Sancon Resources Recovery, Inc.
No. 2 Yinqing Lu, Songjiang District
Shanghai, CHINA 201615

> **Re: Sancon Resources Recovery, Inc.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2007**
> **Form 10-Q/A for the Fiscal Quarter Ended June 30, 2008**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2008**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **Form 8-K/A filed April 15, 2009**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2009**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2009**
> **File No. 000-50760**

Dear Ms. Zhang:

        We have reviewed your response letter dated November 27, 2009 and have the following additional comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2008

Financial Statements, page F-1
Note 3 – Business Acquisition, page F-8

1.   We appreciate your response to prior comment 4; however, should there not be a written agreement to substantiate that Mr. Jack Chen and the other shareholders owning over 60% of the company vote the majority of the company's shares in concert, please demonstrate to us how you accounted for the acquisition of Sancon Resources Recovery (Shanghai) Co., Ltd. and how this accounting treatment is not materially different from purchase accounting.

                              *   *   *

Please respond to this comment within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding this comment, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865, Anne McConnell, Senior Staff Accountant, at (202) 551-3709 or, in their absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief